Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Northcore provides financial update

     (TSX: NTI; OTCBB: NTLNF)

     TORONTO, June 3 /CNW/ - Northcore Technologies Inc. (TSX: NTI; OTCBB:
NTLNF), a global provider of asset management technology solutions, announced today that it has entered into an agreement to extend the maturity date of its
Series K Notes held by Aegon Capital Management and that Northcore's Board of
Directors have converted their secured subordinated notes into equity.
     The Company has signed an agreement with Aegon Capital Management, which extends under existing conditions, the term of Northcore Series K Convertible
Notes held by them, from June 15, 2009 to December 30, 2009.
     The members of Northcore's Board of Directors, who co-invested in three prior convertible note offerings of the Company, have converted their investments into equity. "To support the delivery of our operating plans, we are working towards strengthening our product base, sales opportunities and balance sheet, with management voting with our collective pocket books," said
Duncan Copeland, CEO of Northcore Technologies.

     <<
     About Northcore Technologies Inc.
     ---------------------------------
     >>

     Northcore Technologies provides software solutions and services that help organizations source, manage and sell their capital equipment and assets.
Northcore works with a growing number of customers and partners in a variety of sectors including financial services, manufacturing, oil and gas and government.
     Northcore owns 50 percent of GE Asset Manager, LLC, a joint business venture with GE. Together, the companies work with leading organizations around the world to help them gain more value from and more control over their assets.

     <<
     Additional information about Northcore can be obtained at
     www.northcore.com.
     >>

     This news release may include comments that do not refer strictly to historical results or actions and may be deemed to be forward-looking within the meaning of the Safe Harbor provisions of the U.S. federal securities laws.
These include, among others, statements about expectations of future revenues, cash flows, and cash requirements. Forward-looking statements are subject to risks and uncertainties that may cause Northcore's ("the Company") results to differ materially from expectations. These risks include the Company's ability to raise additional funding, develop its business-to-business sales and operations, develop appropriate strategic alliances and successful development and implementation of technology, acceptance of the Company's products and services, competitive factors, new products and technological changes, and other such risks as the Company may identify and discuss from time to time, including those risks disclosed in the Company's Form 20-F filed with the
Securities and Exchange Commission. Accordingly, there is no certainty that the Company's plans will be achieved.
     %SEDAR: 00019461E          %CIK: 0001079171

     /For further information: Northcore Technologies Inc., Investor
Relations, Tel: (416) 640-0400 ext. 273, E-mail:
InvestorRelations(at)northcore.com/
     (NTI. NTLNF)

CO:  Northcore Technologies Inc.

CNW 14:04e 03-JUN-09